SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 6)

                   Under the Securities Exchange Act of 1934*

                             Pogo Producing Company
     ---------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    730448107
     ---------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  July 17, 2007
     ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



--------------------------------                             -------------------
CUSIP No. 730448107                                          Page 2 of 10 Pages
--------------------------------                             -------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC                             I.D. #13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    4,615,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,615,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,615,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------                             -------------------
CUSIP No. 730448107                                          Page 3 of 10 Pages
--------------------------------                             -------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Offshore Fund, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,969,500
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,969,500
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,969,500
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------                             -------------------
CUSIP No. 730448107                                          Page 4 of 10 Pages
--------------------------------                             -------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    4,615,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,615,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,615,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 6 amends the Schedule 13D filed on November 20, 2006 (as amended by Amendment No. 1 thereto filed on December 1, 2006, Amendment No. 2 thereto filed on February 5, 2007, Amendment No. 3 thereto filed on February 16, 2007, Amendment No. 4 thereto filed on February 23, 2007, Amendment No. 5 thereto filed on March 13, 2007, and this Amendment No. 6, the "Schedule 13D") and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company" or "Third Point"), Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "the Offshore Fund"), Daniel S. Loeb, an individual ("Mr. Loeb", and together with the Offshore Fund and the Management Company, the "Reporting Persons"). This Amendment No. 6 relates to the common stock, par value $1.00 per share (the "Common Stock"), of Pogo Producing Company, a Delaware corporation (the "Company"). The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, including but not limited to the Offshore Fund, the "Funds"). The Funds directly own the Common Stock to which the Schedule 13D relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended and restated as follows:

     The Funds have expended an aggregate of approximately $211,433,170 of their own investment capital to acquire the 4,615,000 shares of Common Stock held by them, and the Offshore Fund has expended an aggregate of approximately $136,008,840 of its own investment capital to acquire its 2,969,500 shares of Common Stock. The Funds (including the Offshore Fund) effect purchases of securities primarily through margin accounts maintained for them with Bear, Stearns Securities Corp. and Goldman, Sachs & Co., which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.  Purpose of Transaction

     Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

     On June 17, 2007, the Company and Plains Exploration & Production Company ("Plains") signed a definitive merger agreement (the "Merger Agreement") providing for the acquisition of the Company by Plains. In connection with the signing of the Merger Agreement, on June 17, 2007, the Management Company, the Offshore Fund and certain other Funds (collectively, the "Third Point Entities") entered into a written agreement (the "Termination Agreement") terminating the stockholders agreement, dated March 12, 2007, by and among the Company and the Third Point Entities (the "Stockholders Agreement"), which provides for, among other things, representation of the Third Point Entities on the Company's Board of Directors and imposes certain voting obligations and proxy activity restrictions on the Third Point Entities with respect to the Company and its Common Stock. The Termination Agreement provides for the termination of the Stockholders Agreement effective upon completion of the acquisition of the Company by Plains, as contemplated by the Merger Agreement. If such Merger Agreement is terminated according to its terms prior to the completion of the acquisition transaction, the Termination Agreement will be void and of no further effect.

     A copy of the Termination Agreement is filed as Exhibit 99.1 hereto and incorporated herein by reference to such exhibit, and the foregoing description is qualified in its entirety by reference to the Termination Agreement. (A description of the terms of the Stockholders Agreement was contained in Amendment No. 5 to Schedule 13D, filed on March 13, 2007, and a copy of the Stockholders Agreement was filed as an attachment thereto.)

     Additionally, on June 17, 2007, Third Point entered into a support agreement ("Support Agreement") with Plains with respect to the pending acquisition of the Company by Plains. Pursuant to the Support Agreement, Third Point has agreed to cause, at any meeting of the Company's shareholders, the shares of Common Stock held by the Funds (including any additional shares of Common Stock acquired after the date of the agreement) to be voted (a) in favor of (i) the adoption of the Merger Agreement, (ii) the merger and related transactions and (iii) any actions required in furtherance of the merger and related transactions, and (b) against (i) any Alternative Proposal or Superior Proposal (each as defined in the Merger Agreement), (ii) any proposal or agreement that may result in a breach of the Merger Agreement by the Company or that may result in any of the conditions to the obligations of the Company under the Merger Agreement not being fulfilled, or (iii) any other action that may interfere with, delay or materially affect the merger and related transactions (or the likelihood of such transactions being consummated)(the foregoing obligations, together, the "Proxy Matters").

     Pursuant to the Support Agreement, Third Point has agreed not to directly or indirectly sell, transfer or dispose of any shares of Common Stock held by the Funds or acquired after the date of the Support Agreement. Under the Support Agreement, Third Point has also agreed to a standstill agreement, pursuant to which it has agreed not to directly or indirectly acquire any securities of Plains (except for transactions leading to the ownership of less than 5% of such securities), and to refrain from taking certain actions relating to Plains.

     The Support Agreement will terminate upon the termination of the Merger Agreement in accordance with its terms or, with respect to the Proxy Matters and other obligations described above with respect to the Company, upon the completion of the transactions contemplated by the Merger Agreement. The other provisions of the Support Agreement, including the standstill agreement with respect to the securities of Plains, will terminate on the third anniversary of the date of the Support Agreement.

     A copy of the Support Agreement is filed as Exhibit 99.2 hereto and incorporated herein by reference to such exhibit, and the foregoing description is qualified in its entirety by reference to the Support Agreement.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is hereby amended by adding the following thereto:

     (a) As of the date hereof, the Offshore Fund directly beneficially owns 2,969,500 shares of Common Stock, which represent 5.1% of the 58,492,797 shares of Common Stock outstanding as of April 25, 2007, as reported in the Company's Annual Report on Form 10-Q for the quarterly period ended March 31, 2007. The percentages used herein and in the rest of this statement are calculated based upon this number of outstanding shares. None of the other individual Funds owns a number of shares of Common Stock representing more than 5% of such total.

     (b) The Management Company, Mr. Loeb and the Offshore Fund share voting power and dispositive power over the 2,969,500 shares of Common Stock held by the Offshore Fund.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the Common Stock since the most recent filing on Schedule 13D. Schedule B hereto sets forth certain information with respect to transactions by the Offshore Fund, at the direction of the Management Company and Mr. Loeb, in the Common Stock since the most recent filing on Schedule 13D.

     All of the transactions set forth on Schedule A and Schedule B were effected in open market transactions on the New York Stock Exchange. Except as set forth above and on Schedule A and Schedule B, during the past 60 days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
             to Securities of the Issuer.

     Item 6 is hereby amended by adding thereto the information contained in
Item 4 of this Amendment No. 6.

Item 7.  Material to be Filed as Exhibits.

99.1. Termination Agreement, dated as of July 17, 2007, by and among Pogo Producing Company, Third Point LLC, Mr. Daniel S. Loeb, Mr. Bradley L. Radoff, Third Point the Offshore Fund, Ltd., Third Point Ultra Ltd., Third Point Partners LP, Third Point Partners Qualified LP and Lyxor/Third Point Fund Limited.

99.2. Support Agreement, dated as of July 17, 2007, by and between Plains Exploration & Production Company and Third Point LLC.



                         [Signatures on following page]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  July 19, 2007


                                             THIRD POINT LLC

                                             By:  Daniel S. Loeb,
                                                  Chief Executive Officer


                                             By: /s/ Justin Nadler
                                                 -------------------------------
                                                 Name:   Justin Nadler
                                                 Title:  Attorney-in-Fact



                                             THIRD POINT OFFSHORE FUND, LTD.

                                             By:  Daniel S. Loeb,
                                                  Director


                                             By: /s/ Justin Nadler
                                                 -------------------------------
                                                 Name:   Justin Nadler
                                                 Title:  Attorney-in-Fact



                                             DANIEL S. LOEB


                                             By: /s/ Justin Nadler
                                                 -------------------------------
                                                 Name:   Justin Nadler
                                                 Title:  Attorney-in-Fact






               [SIGNATURE PAGE TO AMENDMENT NO. 6 TO SCHEDULE 13D
                     WITH RESPECT TO POGO PRODUCING COMPANY]

                                   Schedule A
                                   ----------


                   (Transactions by the Funds in Common Stock
                            during the past 60 days)


      Date           Transaction          Shares          Price Per Share($)
      ----           -----------          ------          ------------------

---------------- -------------------- --------------- --------------------------

    06/29/07             SELL             (87,900)             50.79
---------------- -------------------- --------------- --------------------------

    06/29/07              BUY              87,900              50.79
---------------- -------------------- --------------- --------------------------

                                Schedule B
                                ----------


               (Transactions by the Offshore Fund in Common Stock
                            during the past 60 days)


      Date           Transaction          Shares          Price Per Share($)
      ----           -----------          ------          ------------------

---------------- -------------------- --------------- --------------------------

    06/29/07             SELL             (12,200)             50.79
---------------- -------------------- --------------- --------------------------